EXHIBIT 2


Arc Communications Announces the Addition of Peter A. Bordes, Jr. to Its Board of Directors September 10, 2002 07:59:00 AM ET

-    Bordes to Pursue Strategic Initiative to Expand Arc's Communications
     Business -


TINTON FALLS, N.J., Sept. 10 /PRNewswire-FirstCall/ -- Arc Communications, Inc. (OTC Bulletin Board: ACOC), a full service communications firm serving the healthcare and high-tech industries, announced today that Mr. Peter A. Bordes Jr. joined our Board of Directors. This follows Mr. Bordes' investment in our Company in June 2002, which resulted in his 26% ownership of our company. Mr. Bordes' addition increases Arc's Board of Directors to four members.

Peter Bordes is an owner of Greater Media, Inc., a privately owned media conglomerate with leading radio and publishing properties in Boston, Philadelphia, Detroit and New Jersey. Mr. Bordes is also Chairman of Empire Media, a diversified media group with a focus on publishing, broadcasting and interactive media. Empire's mission is to create exciting and informative media outlets that are vertically focused and horizontally integrated. Empire Media defines this convergent model as "three dimensional media" - information, promotion and transaction. Empire currently publishes the monthly business publication "Empire Business Forward." Its subsidiary, Empire Publications, Inc., publishes the English language version of the French women's magazine "Jelousse."


Mr. Bordes is a founder, investor, and board member of LiquidXS.com, a profitable and rapidly growing B2B company that liquidates excess inventories of high-end consumer goods. LiquidXS.com currently has over 3,000 customers. Peter serves on the Board of Directors of, and is an investor in, a number of traditional, new media and technology companies, such as Mode 11, an interactive broadcast technology company.


Mr. Bordes will play an important role in Arc Communications' strategic initiative to expand its communications business. Arc Communications is currently reviewing several strategic opportunities to increase its presence in the metropolitan New York/New Jersey market.


Arc Communications, Inc. offers a full-range of communications products and services for clients in the healthcare and high-tech industries. Through its ArcMesa Educators (http://www.arcmesa.com) subsidiary, Arc provides interactive, on-line programs to help health care professionals stay abreast of new trends and techniques in their fields while meeting their state- mandated continuing medical education requirements. Information on Arc is available on its web site http://www.arcomm.com.


The information contained in this press release, including any "forward- looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934 contained herein, should be reviewed in conjunction with the Company's Annual Report on Form 10-K and other publicly available information regarding the Company, copies of which are available from the Company upon request. Such publicly available information sets forth many risks and uncertainties related to the Company's business and such statements, including risks and uncertainties related to that are unpredictable and outside of the influence and/or control of the Company.